Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2009	2008
	(Dollars in thousands)
EARNINGS:
Income before income taxes	$121,832	$122,109
Add (deduct):
Equity in earnings of unconsolidated entities	(25,327)	(21,235)
Distributions from unconsolidated entities	5,908	6,933
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(6,402)	(5,611)
	$96,011	$102,196
Add fixed charges:
Consolidated interest expense(1)	19,022	20,115
Interest portion (1/3) of consolidated rent expense	10,432	9,583
	$125,465	$131,894

FIXED CHARGES:
Consolidated interest expense(1)	$19,022	$20,115
Capitalized interest	208	—
Interest portion (1/3) of consolidated rent expense	10,432	9,583
	$29,662	$29,698

RATIO OF EARNINGS TO FIXED CHARGES	4.23	4.44

(1)  Interest expense on income tax contingencies is not included in fixed charges.